Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                         AT&T intends to distribute the
                             following information
                                on June 7, 2002:


              AT&T ANNUAL MEETING OF SHAREHOLDERS - JULY 10, 2002

             Important Proxy Voting Reminder for AT&T Shareholders

Dear AT&T Shareholder,

Our records indicate that you have not voted your AT&T proxy. Please take the time now to vote by telephone or Internet, or by completing, signing, and mailing the enclosed duplicate proxy card in the envelope provided.

The Board of Directors recommends a vote FOR items 1 through 7 and AGAINST items 8 through 12. Approval of the AT&T Comcast Charter is a condition to completion of the proposed merger. Therefore, if you wish to approve the AT&T Comcast merger, you must approve the AT&T Comcast Charter. Your vote is very important - every vote counts.

Remember: it is important to vote your shares by telephone, Internet, proxy card, or in person at the annual meeting. We appreciate your participation in the voting process for our 2002 Annual Meeting.

If you have already voted your proxy, please disregard this notice.


Marilyn J. Wasser
Vice President - Law and Secretary

Voting Items

As part of the Annual Meeting process, shareholders are being asked to vote on several proposals:

o Election of directors
o Ratification of auditors
o Items related to the proposed merger of AT&T Broadband and Comcast Corporation and the AT&T Comcast charter*
o Items related to the proposed creation of an AT&T Consumer Services tracking stock
o One-for-five reverse stock split
o Five shareholder proposals

Vote Now!
Your vote is important on all of these proposals!

*Approval of the AT&T Comcast charter is a condition to completion of the proposed merger of AT&T Broadband and Comcast. Therefore, if AT&T shareholders wish to approve the proposed merger of AT&T Broadband and Comcast, they must also approve the AT&T Comcast charter.

Vote Now!

Make Sure Your Vote is Counted!

Three Easy Ways To Vote

o Vote by Telephone
o Vote on the Internet
o Mail in your Proxy Card

Most shareholders are now able to vote their proxies by telephone or via the Internet. Please refer to your proxy card (or voting instruction form if your shares are held in a bank or brokerage account) to determine if you can use one of these convenient and secure electronic forms of voting. If you vote by telephone or Internet, it is not necessary to return your proxy card. Your vote must be received in time for the Annual Meeting on July 10, 2002.

o Please note that if you take no action it will, in effect, be counted as a vote against the merger transaction and the tracking stock proposal.

If your shares are held in a bank or brokerage account, you still need to take action for your vote to be counted. Your investment representative cannot vote your shares for you with respect to certain management proposals - you must inform your broker of your vote by submitting the voting instruction form according to the directions provided.

Need more information?

The Proxy Statement/Prospectus explains in detail how the approval of the proposals will affect shareholders. If you need further clarification, another copy of the Proxy Statement/Prospectus, or a proxy card:

o  Contact the AT&T Proxy Information Center toll free at 1-866-777-9124, or

o  Visit the AT&T Investor  Relations web site at  www.att.com/ir.

o  Banks and brokers can call 1-212-440-9800 for more information.


(C)2002 AT&T All Rights Reserved   Printed on Recycled Paper   4900-ATT-REM1-02